                                       OFFER BY
                         HENDERSON CITIZENS BANCSHARES, INC.

                                 TO PURCHASE FOR CASH
                                        UP TO
                          140,000 SHARES OF ITS COMMON STOCK

To  Brokers, Dealers, Commercial Banks,
    Trust Companies and Nominees:                               October 15, 1997

    We are enclosing the material listed below relating to the offer by Henderson Citizens Bancshares, Inc., a Texas corporation (the "Company"), to purchase, upon the terms and subject to the conditions of the Offer to Purchase dated October 15, 1997, and the related Letter of Transmittal (which together constitute the "Offer"), up to a maximum of 140,000 shares of its common stock (the "Shares") at a price of $14.50 net per Share to the selling shareholders.

    Enclosed herewith are copies of the following documents:

         1.   Offer to Purchase dated October 15, 1997.

         2. Letter of Transmittal (including Substitute Form W-9 Guidelines) for your use and for the information of your clients;

         3. Letter which may be sent to clients for whose account you hold Shares in your name or the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

         4.   Letter dated October 15, 1997, to the Company's shareholders.

    Please advise us as to how many additional copies of these documents you will require for distribution to your clients by contacting our Depositary, Citizens National Bank, Henderson, Texas.

    No fees or commissions will be payable to brokers, dealers or persons for soliciting tenders of Shares pursuant to the Offer. However, the Company will reimburse brokers, dealers, commercial banks, trust companies and other nominees for their reasonable and necessary costs incurred in forwarding the Offer to Purchase and related documents to beneficial owners of Shares held by such entities as nominee or in a fiduciary capacity. Please forward invoices for reimbursement to Newlyn Richardson, the Company's Corporate Secretary, 201 West Main Street, Henderson, Texas, 75653. No such broker, dealer, bank, trust company or other nominee has been authorized to act as the agent of the Company or the Depositary.

    We urge you to contact your clients promptly. Please note that the withdrawal deadline, proration date and expiration date are all, Wednesday, November 12, 1997, at 5:00 p.m. Central Standard time (unless extended).

    As described in Section 6 of the Offer to Purchase, tenders may be made without the concurrent deposit of stock certificates and any other required documents, if such tenders are made by or through a broker or dealer which is a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States. Certificates for shares so tendered and any other required documents must be received within ten (10) business days after the Depositary has previously received a properly completed and duly executed Notice of Guaranteed Delivery.

    Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to Milton S. McGee, Jr., the Company's President, at (903) 657-8521.

                             Very truly yours,


                             HENDERSON CITIZENS BANCSHARES, INC.

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NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE COMPANY OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR TO MAKE ANY STATEMENTS ON THEIR BEHALF IN CONNECTION WITH THE OFFER, OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.
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